Form 10-K, Exhibit 13
period 1996-03-31
FLEXTRONICS INTERNATIONAL LTD
filed 1996-06-28
CIK 866374

[FLEXTRONICS INTERNATIONAL LOGO]
FLEXTRONICS INTERNATIONAL

                                   [GRAPHIC 1]



Annual Report 1996

CORPORATE PROFILE

Flextronics International offers advanced contract manufacturing services of sophisticated electronics for OEMs in the medical, consumer, computer, and communications industries. The Company offers a full range of services including printed circuit board (PCB) and multichip module (MCM) design, materials procurement and management, advanced packaging fabrication, PCB assembly, final system build, distribution, and warranty repair. The Company has facilities located in North America, Europe, and Asia.

TO OUR SHAREHOLDERS:

It is particularly gratifying to report to you after another year of rapid growth and record profitability. In just three short years, Flextronics International has grown from three manufacturing operations in Asia and revenues of $131 million, to a company with a global presence, revenues of $448 million, and among the highest profitability rates in the contract electronics manufacturing industry. I would like to review for a moment the strategies that have generated these results, and then look forward to the new opportunities available to our Company.

SETTING THE STRATEGY

During the summer of 1993, the management of Flextronics met to consider the Company's position in the industry and what strategies should be pursued to enhance that position. At the time, the Company's annual revenue was $100 million, which ranked the Company approximately twentieth by revenue in the industry worldwide. It was clear to the management that in a rapidly growing industry, it was important to be in the top five in both revenues and profits. To achieve that result, the following strategies were established:

- -    Leverage the Asian cost base to increase profitability;

- -    Add manufacturing operations in Europe and North America;

- -    Acquire or develop leading edge manufacturing technology;

- -    Expand services to include design through distribution;

- -    Broaden the customer base, and the industries served.

ACHIEVING THE OBJECTIVES

During the three years since these strategies were set, the Company grew rapidly, both internally and through acquisition. In March, 1994, Relevant Industries was acquired, which provided Flextronics with its first manufacturing operation in North America, located in San Jose, California. Relevant was a small, system level assembly supplier which also added this new service to the Company. Since then, our San Jose business has grown more than ten fold, encompasses a second building devoted to PCB assembly, and soon a third building will be built on land acquired recently. An additional PCBA manufacturing operation was opened in 1995 in Dallas, Texas, thereby providing additional capacity in North America.

         In early 1995, we acquired nCHIP, a company engaged in the design and production of multichip modules on silicon substrates. nCHIP's capabilities in a variety of packaging designs has since been expanded to include development of integrated passive components, leading edge bare die placement techniques, and research and development (with Dow Chemical) on a new low cost substrate. The revenue at nCHIP has more than doubled since its acquisition, and it now serves as the design front end for all of Flextronics' worldwide operations.

         In April, 1995, we acquired A&A, a small PCBA facility in Wales, United Kingdom, giving Flextronics its first operation in Europe. Our intention in Wales is to provide a facility for "localization" of products produced in high volume in Asia and North America yet bound for countries on the European


                [Photo of Michael E. Marks, Chairman and CEO] continent.The facility has been completely renovated, and the first localization activities are underway.

         During this time, many new customers were added, representing a variety of industries. In the medical arena, Thermoscan, Inc. and Enact Health Management Systems came on board. In telecommunications, we added Global Village Communication, Inc., Advanced Fibre Communications, Inc., and Whitetree Network Technologies, Inc. In the consumer area, we added Palm Computing, now a division of U.S. Robotics. And in computer peripherals, we added Microsoft Corporation and Visioneer, Inc., a supplier of low cost scanners.

         The results of our efforts are shown in the charts displayed here. For all years we have presented actual results and results before non-recurring items which are related primarily to aquisitions, in-process R&D, and two plant closings in the fourth quarter of fiscal 1996. Revenue has increased to $448 million from $131 million two years ago. Profits have risen even faster, from $2.9 million to $16.6 million (before non-recurring items). And Earnings Per Share has grown to $1.25 (before non-recurring items) from just $0.38 two years ago.

BECOMING A BILLION DOLLAR COMPANY

Having quickly reached our objective of being in the top five contract manufacturers in both revenue and profits (before non-recurring items), we are now turning our attention toward new strategies designed to enable Flextronics to grow to a $1 billion company. Outlined in some detail on the following pages is a new strategic focus in two areas--logistics and miniaturization.

         Our focus on logistics is an attempt to reduce costs associated with handling and management of materials. We will accomplish this by locating our factories on large campuses, where many materials will be manufactured and supplied to the assembly operation. The focus on miniaturization encompasses all of the activities at nCHIP, including bare die assembly, integrated passives, and multichip assemblies on a variety of substrates.

         The first significant step in these new directions was taken when we acquired Astron during the fourth quarter of this past fiscal year. Astron is a manufacturer of sophisticated, miniature laminate circuit boards. Astron's capabilities fit very well with those at nCHIP, and provide an even broader set of tools to be used in designing smaller, less expensive packaging for our customers. In addition, Astron has a facility situated on 15 acres of land in Doumen, China, which Flextronics now owns. This will be the site of our first campus, on which we intend to build a 300,000 square foot facility during the current fiscal year.

A TEAM EFFORT

The past year has been an eventful one. In addition to the very satisfactory financial results, our Company has become much more global in terms of operations, customers and employees. Our senior management team is comprised of Asians, Europeans and Americans. We have found this diversity serves us well as we develop strategies for the future. And our approximately 4,000 employees continue to improve their skills and flexibility which enables us to lower costs in an increasingly competitive industry. We salute them all. We also thank you, our shareholders, for your continued support.

    Best regards,

    /s/ Michael E. Marks

    Michael E. Marks
    Chairman and CEO

CHART 1                                           REVENUES
                                           ----------------------
                                                (In Millions)

                                            1994     1995     1996
                                           ------   ------   ------
                                           $131.3   $237.4   $448.3


CHART 2                                            INCOME
                                           ----------------------
                                                (In Millions)

                                            1994     1995     1996
                                           ------   ------   ------
Before non-recurring items ............     $2.9     $6.8    $ 16.6
Actual results ........................     $2.2     $6.2    $(17.4)


CHART 3                                      EARNINGS PER SHARE
                                           ----------------------

                                            1994     1995     1996
                                           ------   ------   ------
Before non-recurring items ............     $.38     $.56    $ 1.25
Actual results ........................     $.28     $.51    $(1.39)

A ROADMAP FOR SUCCESS

A ROADMAP FOR SUCCESS

In 1996, Flextronics International continued to fulfill its commitment to its original business strategy--and to see the rewards of that effort. The underlying principles of that strategy demand that the Company:

- -        keep costs low and quality high;

- -        provide a spectrum of advanced technologies and services;

- -        maintain a global presence in strategic markets;

- -        create a flexible environment to meet rapidly changing market needs.

         To achieve these goals, Flextronics developed and implemented a number of innovative programs and solutions in 1996.

DEMAND FLOW TECHNOLOGY

Perhaps most critical to the Company's success in 1996 has been its implementation of Demand Flow Technology (DFT) in most of its factories worldwide.

         An alternative to traditional manufacturing strategies, DFT is a comprehensive manufacturing and quality strategy that streamlines the entire manufacturing process, from order-taking to delivery. With DFT, products are manufactured as customers order them, parts are delivered directly to assembly lines, assembly is done using a system known as "Kanban"--an assembly technique whereby products are pulled down a manufacturing line instead of being pushed through--and goods are shipped as soon as they are built.

         In 1996, Flextronics reconfigured production lines in many of its factories to apply DFT principles. Today, these factories operate with highly efficient work "cells" that eliminate many of the non-value-added labor costs associated with building a product. As a result, the Company has begun to see the many benefits of DFT, including shrinking inventories, shorter cycle times, and significantly lower costs. DFT has also made Flextronics' manufacturing process more flexible, allowing customers to make changes in product orders even during manufacturing cycles--and allowing the Company to meet rapidly changing market needs.

DEDICATED FACTORIES

Also in 1996, Flextronics extended its dedicated factory concept to many of its manufacturing facilities and customers.

         Similar to DFT, the dedicated factory concept significantly reduces cycle times and labor costs while increasing inventory turns by optimizing the manufacturing process. Instead of operating exclusively with traditional manufacturing lines, Flextronics dedicated space within many of its factories to building specific customers' products. These "factories within factories" were then specially redesigned to manufacture the products as quickly and efficiently as possible. Some, for example, were configured to maximize repeatability, while others were redesigned to do mixed-model manufacturing.

         As with DFT, the dedicated factory concept affords Flextronics a degree of flexibility almost un-matched in the contract manufacturing industry. Rather than having to ask customers to conform to its manufacturing set-up, the Company is now able to conform to its customers' product and market needs with these dedicated factories.

COST-SAVING VENDOR PROGRAMS

To further reduce costs and improve manufacturing efficiencies, the Company developed and implemented a number of innovative vendor programs in 1996.

         With the help of key suppliers, for instance, Flextronics was able to more efficiently implement a critical ship-to-line delivery program in its factories this year. Under a new system, vendors are required to pass a rigorous quality certification review administered by Flextronics. This process ensures that suppliers deliver only the highest quality components for the Company's use, and it eliminates the need for quality inspections upon delivery. Now, certified vendors deliver directly to manufacturing lines, which reduces the costs associated with shipping, receiving, and maintaining parts inventories. This program also has increased the Company's yield and inventory turns.

         Similarly, Flextronics developed a material replenishment system in 1996 that allows the Company to use components on an as-needed basis. Again, rather than carry the cost of maintaining parts inventories on-site, Flextronics has arranged for key suppliers to provide next-day delivery of materials based on Company forecasts. Not only has this new system simplified the Company's accounting efforts, but it has also reduced manufacturing lead times and personnel requirements in receiving.

AUGMENTING THE ORIGINAL BUSINESS STRATEGY

While the original business strategy has served Flextronics well since 1993, it must be modified periodically to help the Company maintain a competitive edge.

         In 1996, Flextronics augmented its original business strategy with two new components, one dealing with product miniaturization and the other with a focus on logistics. These two enhancements--working in concert with the Company's original goals and objectives--are expected to propel Flextronics to the forefront of the contract manufacturing industry.

                               GRAPHIC 2

                Flextronics offers a number of manufacturing
                   programs designed to reduce cost and
                 increase our customers' competitiveness

                                  [GRAPHIC 3]

THERMOSCAN, INC.

When Thermoscan went looking for a contract manufacturer who could provide low cost, offshore manufacturing and cutting edge technologies, the company quickly found Flextronics. With its bare die assembly techniques, Flextronics was one of the few contract manufacturers that had both the manufacturing capability and the microelectronics technology Thermoscan needed to produce its infrared ear thermometers more efficiently and cost effectively. Flextronics' manufacturing facilities in Europe, Asia, and North America could provide Thermoscan with high-volume manufacturing in key markets worldwide. Just as importantly, though, the Company was also experienced with chip-on-board design and manufacturing, a sophisticated bare die assembly technique that enables the Company to produce smaller--but higher performing and more reliable--products at a reduced cost. Along with its advanced manufacturing, Flextronics now provides product development services for some of Thermoscan's next-generation products.

MINIATURIZATION

As a result of its original business strategy, Flextronics has achieved some of the lowest labor costs and cycle times in the industry. The challenge that lies ahead is to find additional methods for reducing the cost of production--while continuing to provide the cutting-edge technologies and services needed to make customers more competitive in their marketplaces.

         Years ago, the Company identified miniaturization as an emerging technology capable of lowering manufacturing costs while increasing product competitiveness. Today, the demand for smaller, lighter electronic products with more features and lower prices is skyrocketing--and the cost savings achieved by packing more power into smaller spaces are growing.

         As evidenced by its modified business strategy, Flextronics recognizes the critical role that miniaturization will play in the Company's short- and long-term success and is now focusing on that area of opportunity.

ADVANCED MINIATURIZATION TECHNOLOGIES

Having foreseen the importance of miniaturization, the Company developed and acquired a number of innovative new manufacturing, packaging, and component technologies for producing miniaturized electronics products.

         With the 1995 purchase of nCHIP, for example, Flextronics acquired the technical knowledge it needed to design and build products using bare die assembly techniques. These techniques--the most advanced in the industry--are used to create multichip module (MCM), chip-on-board (COB), ball grid array
(BGA), and flip-chip assemblies, and they enable the Company to build products with greater performance and reliability but for a lower cost than traditional manufacturing methods would allow.

         In 1996, Flextronics was able to extend miniaturization to the component level when it used a proprietary technology developed by nCHIP to integrate scores of resistors and capacitors into a single piece of silicon. Called an integrated passive, this miniaturized component not only takes up far less space than its traditional counterparts, but it also is considerably less expensive to make.

MICROELECTRONICS DESIGN AND MANUFACTURING

Today, Flextronics is using these advanced technologies to create--in volume--a variety of microelectronics products. And it is these technologies that provide the foundation for the Company's future in miniaturization.

         Yet it was the acquisition of Astron in 1996 that gave the Company a microelectronics manufacturing capability that is truly unique within the contract manufacturing industry.

         Astron, a Hong Kong-based company, is a leading manufacturer of miniature, gold-finished printed circuit boards. These advanced laminate substrates are used in portable computer and communications products--the very products that require nCHIP's bare die capabilities. With the Astron acquisition, Flextronics can now offer its customers a complete spectrum of advanced design and manufacturing technologies and services. From traditional pin-through-hole and surface mount (SMT) technologies to Astron's miniaturized fineline substrates and nCHIP's advanced multichip modules, Flextronics has the technical knowledge and capabilities needed to efficiently design and manufacture its customers' next-generation microelectronics products.

STRATEGIC RELATIONSHIPS AND SERVICES

To further develop its competitive edge--and the one it offers to its customers--Flextronics entered into a joint development effort with The Dow Chemical Co. in 1996. This strategic partnership will combine Dow Chemical's expertise in materials and packaging assembly with Flextronics' expertise in interconnect and electronics assembly to develop advanced packaging and interconnect technologies for the future.

         This joint effort, coupled with the Company's 1996 acquisitions and developments, positions Flextronics at the vanguard of the miniaturization movement in the contract manufacturing industry.

         Yet miniaturization is only one of the two new directions detailed in Flextronics' modified business strategy. In the coming years, the Company intends to secure its position as an industry leader with a new focus on logistics.

                               GRAPHIC 4

                Flextronics offers a complete spectrum of
                 manufacturing technologies to aid in the
                 development of next generation products.
4

                                 [GRAPHIC 5]

PALM COMPUTING, A DIVISION OF U.S. ROBOTICS

Providing customers with advanced technologies and services is an important part of Flextronics' business strategy. And for the Palm Computing Division of U.S. Robotics, it was an important reason for selecting Flextronics to help design and manufacture its Pilot connected organizer. A software firm with an idea for a powerful new organizational tool, Palm Computing recognized it needed help both in developing a hardware platform for its new device and in organizing offshore and regional manufacturing once the design was complete. Flextronics--with its engineering services and manufacturing capabilities--seemed the perfect choice. Working together, engineers at Flextronics and Palm created an initial design that not only optimized the performance and manufacturability of the new product, but that also hit the stringent cost targets and development schedules set by the customer. Then, operating as the project's prime contractor, Flextronics organized a battery of experts, including those in board layout, testing, plastics and packaging before completing final assembly. Mass production began as scheduled at Flextronics' offshore and regional manufacturing facilities, where it continues today.

INTRODUCING LOGISTICS

When Flextronics' management devised a new operational strategy in 1996, it created a plan that would not only significantly reduce the costs of manufacturing products for its customers, but that would also completely redefine the entire material acquisition and distribution cycle.

         A unique new strategy was designed to eliminate many of the non-value-added costs associated with material procurement, production, and distribution. And it is expected do so by eliminating the customer's involvement in these processes.

A NEW LEVEL OF SERVICE

With the traditional production/distribution strategy, raw materials from all over the world are brought into manufacturing facilities, where products are assembled. Finished goods are then transported to customer warehouses and, as demand requires, trucked to distribution centers and, finally, retail outlets for dispersion to end users. At best, this is an expensive process--in terms of both time and money.

         Flextronics envisions a more efficient and cost-effective method of managing the production and distribution process.

         The first step in this new strategy requires the Company to establish a series of "manufacturing campuses" in strategic locations throughout the world. Because of its proximity to Asia and Europe, Astron's 15-acre high-technology center in Doumen, China, has been earmarked as the Company's first manufacturing campus. The recently expanded 100,000-square-foot manufacturing operation in San Jose, California will eventually serve as the center of the Company's Silicon Valley manufacturing campus. A third campus is planned for Guadularaja, Mexico where we have 32-acres currently under contract.

         As these campuses are established, the Company will then implement its new logistics strategy. The idea is simple: Rather than have raw materials and components brought into these sites from all over the world, the campuses will manufacture many of the raw materials and components needed to build customer products. These campuses will also house the manufacturing facilities that will build the products--and once completed, the products will be moved to nearby warehouses where they will be distributed to end users.

         This streamlined approach to production and distribution can eliminate the need for customers to take possession of their products for warehousing or distribution. And while this logistics strategy has many advantages, the most important is cost reduction.

         With these new campuses, the Company believes it will be able to significantly reduce manufacturing overhead and, consequently, overall product costs. Producing some raw materials on-site will cut material costs considerably and shorten the supply chain. The expense of freight and handling will also drop dramatically since the components will be created at the same place from which they are distributed. Not having to move components or materials from factory to factory also will result in lower material packaging costs. These cost reductions will ultimately result in a more competitive product for our customers.

         Finally, because these manufacturing campuses will be located near major marketplaces, they will enable the Company to react more quickly to its customers' market changes--and to get products to end users even faster.

LOOKING FORWARD

Although its original business strategy was well-conceived--and successful--Flextronics believes the enhancements it made to that strategy in 1996 are necessary to the Company's continued success. Course changes are not unusual in rapidly changing industries; in fact, they are often requirements. The Company sees its new logistics strategy and focus on miniaturization as just that essential.

         In the coming year, Flextronics will continue to evaluate new technologies and services so that it may meet--and exceed--the high expectations of its customers. The Company is dedicated to being one of the world's leading contract manufacturers and, for the reasons outlined above, looks forward to 1997 with enthusiasm.

  GRAPHIC 6 - Logistics: The production and distribution strategy of tomorrow.

   Raw materials  - Manufacturing Campus located close to major market place
                            Distribution - End User

                                  [GRAPHIC 7]

MICROSOFT CORPORATION

By establishing itself in the three most strategic markets worldwide--North America, Europe, and Asia--Flextronics responded to its customers' needs for globalized manufacturing. It also opened the door to potential customers, like Microsoft, that were looking for a contract manufacturer with just that kind of exposure. When Microsoft began its exhaustive search for a strategic manufacturing partner, it started by reviewing over 100 companies, evaluating each one for quality, manufacturing locations and costs, among other things. After nine months, only one name remained--and Flextronics was chosen to produce Microsoft's computer peripheral devices. The Company's regional manufacturing capabilities, particularly in Europe and Asia, and its cost competitiveness strongly influenced Microsoft's decision--as did the fact that Flextronics does only contract manufacturing and has no products of its own, thereby respecting its customers' proprietary technology. Today, Flextronics manufactures the Microsoft mouse for European and Asian markets and is an integral part of Microsoft's U. S. product development team--reviewing next generation product designs for manufacturability and testability, and designing complete board layouts based on Microsoft's functionality requirements.

                           FLEXTRONICS INTERNATIONAL'S

                       DESIGN AND MANUFACTURING FACILITIES


               GRAPHIC 7 - World Map with Flextronics' locations

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         Except for the historical information contained herein, the matters discussed below and elsewhere herein contain forward-looking statements regarding the future performance of the Company and future events that involve risks and uncertainties that could cause actual results to differ materially from the statements contained herein. This document, and the documents that the Company files from time to time with the Securites and Exchange Commission, such as its reports on Form 10-K, Form 10-Q, Form 8-K and its proxy materials, contain additional important factors that could cause actual results to differ from the Company's current expectations and the forward-looking statements contained herein.

OVERVIEW

         The Company was organized in Singapore in 1990 to acquire the Asian contract manufacturing operations and certain U.S. design, sales and support operations of Flextronics, Inc. (the "Predecessor"), which had been in the contract manufacturing business since 1982. The acquisition of the selected operations of the Predecessor for approximately $39.0 million was completed in June 1990 and was financed with approximately $20.0 million of secured long-term bank debt, $4.0 million of subordinated debt and $15.0 million of equity. After such acquisition, the equity investors held approximately 55% of the outstanding share capital of the Company. The Company's results of operations for periods following the 1990 acquisition and through March 1994 reflect the interest expense associated with the indebtedness incurred in connection with this transaction.

         In July 1993 a group of new investors acquired a controlling interest in the Company through the acquisition of substantially all of the interest in the Company that had been retained by the Predecessor, a direct equity investment of $3.2 million in the Company and the purchase of a portion of the shares acquired by the investors in the 1990 acquisition. In December 1993 the Company raised an additional $7.0 million of equity capital from investors ($3.7 million of which represented the conversion of its outstanding subordinated debt into equity). In March 1994 the Company raised $32.5 million in an initial public offering of Ordinary Shares. In August 1995 the Company raised an additional $22.3 million in a public offering of Ordinary Shares.

         In April 1995, the Company acquired Assembly & Automation (Electronics) Limited ("A&A"), a contract manufacturer located in Wales, in exchange for an aggregate of $2.9 million and 66,908 Ordinary Shares. The Company's financial statements for fiscal 1996 include the operating results of A&A from April 12, 1995 to March 31, 1996.

Flextronics International Ltd.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

         In February 1996, the Company acquired Astron Group Limited ("Astron") for (i) $13,440,605 in cash, (ii) $15 million in promissory notes payable over a two year period and bearing interest at a rate of 8% per annum, and (iii) Ordinary Shares of S$0.01 each in the capital of the Company with a value of $6,507,000. In addition, the Company will issue Ordinary Shares with a value of $10 million to the former Astron shareholders on June 30, 1998 and will pay an earnout of up to an additional $12.5 million in cash and Ordinary Shares calculated in accordance with a formula based upon Astron's pre-tax profit for calendar year 1996, on or about March 31, 1997. The Company has included $3.125 million or 25% of the earnout goals in fiscal 1996 as the management believes that Astron will most probably be able to meet the profit target for the first quarter. The Company has also entered into consulting agreements with the former Chairman of Astron, which include confidentiality provisions and a convenant not to compete. The agreements provide for the payment of an annual fee, plus a $15 million payment to be made on June 30, 1998. The Company's financial statements for fiscal 1996 include two months of Astron's operating results.

         In the fourth quarter of fiscal 1996 the Company wrote off $31.6 million of in-process research and development associated with the acquisition of Astron and also recorded one time charges totalling $2.5 million for costs associated with the closing of one of the Company's Malaysia plants and its Shekou, China operations. Without taking into account these write-offs and charges, the Company's net income and earnings per share in fiscal 1996 were $16.6 million and $1.25, respectively.

         The Company's subsidiaries, with the exception of Astron, are interdependent and are not managed for stand alone results. Certain operational functions for the entire Company, such as marketing and administration, may be carried out by a subsidiary in one country. In addition, the Company may from time to time shift responsibilities from a subsidiary in one country to a subsidiary in another country, thereby changing the operating results of the impacted subsidiaries but not the Company as a whole. For these reasons, the Company believes that changes in results of operations in the individual countries in which it operates are not necessarily reflective of material changes in the Company's overall results.

         The selected financial data set forth below as of March 31, 1994, 1995 and 1996, and for the fiscal years ended March 31, 1993, 1994, 1995 and 1996 has been derived from consolidated financial statements of the Company which have been audited by Ernst & Young, independent auditors, whose report thereon is included elsewhere herein. The Company accounted for the January 1995 acquisition of nCHIP as a pooling of interest. Therefore, the financial data presented below for fiscal years 1992, 1993, 1994 and 1995 include the historical results of nCHIP. These historical results are not necessarily indicative of the results to be expected in the future.

     Fiscal Year Ended March 31,                        1992         1993         1994         1995         1996
     -----------------------------------------------------------------------------------------------------------
     (in thousands except per share amounts)
     STATEMENT OF OPERATIONS DATA:
     Net  sales                                     $ 80,729    $ 100,759    $ 131,345    $ 237,386    $ 448,346
     Cost of sales                                    73,361       91,794      117,392      214,865      406,457
                                                    ------------------------------------------------------------
     Gross profit                                      7,368        8,965       13,953       22,521       41,889
     Selling, general and administrative expenses      7,252        7,131        8,667       11,468       18,587
     Research and development                          2,737           81          202           91       31,562
     Goodwill/intangible assets amortization             399          388          419          755        1,061
     Provision for plant closings                        202         --            830         --          2,454
                                                    ------------------------------------------------------------
        Operating income (loss)                       (3,222)       1,365        3,835       10,207      (11,775)
     Interest expense and other, net                   2,898        2,329        1,376        1,043        1,846
     Merger expenses                                    --           --           --            816         --
     Income (loss) from joint venture                   --           --            (70)        (729)        --
                                                    ------------------------------------------------------------
        Income (loss) before income taxes             (6,120)        (964)       2,389        7,619      (13,621)
     Provision for income taxes                          398          264          654        1,463        3,791
     Extraordinary gain                                 --           --            416         --           --
                                                    ------------------------------------------------------------
        Net income (loss)                           $ (6,518)   $  (1,228)   $   2,151    $   6,156    $ (17,412)
                                                    ============================================================
     Net income (loss) per share                    $  (0.89)   $   (0.17)   $    0.28    $    0.51    $   (1.39)
                                                    ============================================================
     Weighted average Ordinary Shares
        and equivalents                                7,284        7,382        7,730       12,103       12,536
                                                    ============================================================
     March 31,                                          1992         1993         1994         1995         1996
     -----------------------------------------------------------------------------------------------------------
     BALANCE SHEET DATA:
     Working capital                                $    856    $  (1,201)   $  30,669    $  33,425    $  27,676
     Total assets                                     41,734       52,430      103,129      116,117      214,588
     Long-term debt and capital lease
        obligations, excluding current portion         7,514       17,243        4,755        6,890       28,360
     Shareholders' equity                             (1,040)      (2,256)      46,703       57,717       70,779

Flextronics International Ltd.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of net sales.

Fiscal Year Ended March 31,                         1994       1995       1996
- ------------------------------------------------------------------------------
Net  sales                                         100.0%     100.0%     100.0%
Cost of sales                                       89.4       90.5       90.7
                                                   ---------------------------
   Gross profit                                     10.6        9.5        9.3
Selling, general and administrative expenses         6.6        4.9        4.2
Goodwill/intangible assets amortization              0.3        0.3        0.2
Provision for plant closings                         0.6         --        0.5
Research and development                             0.2         --        7.0
                                                   ---------------------------
   Operating income (loss)                           2.9        4.3       (2.6)
Interest expense and other, net                      1.0        0.5        0.4
Merger expenses                                       --        0.3         --
Income (loss) from joint venture                    (0.1)      (0.3)        --
                                                   ---------------------------
   Income (loss) before income taxes                 1.8        3.2       (3.0)
Provision for income taxes                           0.5        0.6        0.9
Extraordinary gain                                   0.3         --         --
                                                   ---------------------------
   Net income (loss)                                 1.6%       2.6%      (3.9%)
                                                   ===========================

NET SALES

         Net sales in fiscal 1996 increased 89% to $448 million from $237 million in fiscal 1995. This increase was primarily due to higher sales to existing customers, including Lifescan (a Johnson & Johnson Company), Visioneer, Microcom and Global Village Communications, sales to new customers in the computer and medical industries such as Apple Computer and Thermoscan and the inclusion of A&A's and Astron's sales after their acquisitions in April 1995 and February 1996, respectively. As expected, sales to IBM declined significantly due to IBM's efforts to consolidate more of its manufacturing business internally. The Company expects sales in the first quarter of fiscal 1997 to be approximately the same as the sales in the fourth quarter of fiscal 1996 due to softening of the PC peripheral business during this period.

         Net sales in fiscal 1995 increased 81% to $237 million from $131 million in fiscal 1994. This increase was primarily the result of higher sales to existing customers, including Lifescan (a Johnson & Johnson Company), IBM and Interbold and sales to new customers in the consumer electronics industries such as Phonex, International Components Corporation and Global Village Communications.

GROSS PROFIT

         Gross profit is affected by, among other things, product mix, component costs, product life cycles, unit volumes, start up of new manufacturing facilities and new product introductions. Gross profit margin declined slightly to 9.3% in fiscal 1996 as compared to 9.5% in fiscal 1995 mainly due to the additional costs associated with new manufacturing facilities in Texas and China that were opened in the fourth quarter of fiscal 1995 and the expansion of nCHIP's MCM fab facility. The decrease in gross profit margin was also attributable to a reduction in certain selling prices in order to remain competitive.

         Gross margin decreased to 9.5% in fiscal 1995 as compared to 10.6% in fiscal 1994, principally as a result of the consolidation of nCHIP's results of operations with the Company and sales to new customers, which typically entail higher expenses and lower margin initially.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses in fiscal 1996 increased to $18.6 million from $11.5 million in fiscal 1995, but decreased as percentage of net sales to 4.2% in fiscal 1996 from 4.9% in fiscal 1995. The increase in absolute dollars was principally due to costs associated with the expanded facilities in China and Texas, increased sales personnel and market research activities in U.S. and the inclusion of A&A's and Astron's selling and general administrative expenses after their acquisitions in April, 1995 and February, 1996, respectively. The Company anticipates that selling, general and administrative expenses will continue to increase in absolute dollars.

         Selling, general and administrative expenses in fiscal 1995 increased to $11.5 million from $8.7 million in fiscal 1994, but decreased as a percentage of net sales to 4.9% in fiscal 1995 from 6.6% in fiscal 1994. The increase in absolute dollars was principally due to costs associated with increases in corporate administrative expenses and provision for doubtful accounts, the

Flextronics International Ltd.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


inclusion of Relevant's selling and general administrative expenses, and provision for severance payment to certain nCHIP personnel.

GOODWILL AND INTANGIBLE ASSETS

         Goodwill, which represents the excess of the purchase price of an acquired company over the fair market value of its net assets, and intangible assets are amortized on a straight line basis. Goodwill amortization increased from $510,000 in fiscal 1995 to $725,000 in fiscal 1996 primarily due to the goodwill from the Company's acquisition of A&A. Intangible asset amortization increased from $245,000 in fiscal 1995 to $336,000 in fiscal 1996 primarily due to the acquisition of A&A and Astron.

         Due to the acquisition of Relevant, goodwill amortization increased from $398,000 in fiscal 1994 to $510,000 in fiscal 1995 and intangible assets amortization increased from $21,000 in fiscal 1994 to $245,000 in fiscal 1995.

PROVISION FOR PLANT CLOSINGS

         The provision for plant closings of $2.5 million in fiscal 1996 includes a $1.0 million provision for inventory exposure and $1.3 million associated with the write-off of certain obsolete equipment at one of the Company's facilities in Malaysia and in Shekou, China. The provision for plant closings were related to the Company ceasing its satellite receiver product line in Malaysia and the closing of its manufacturing operations in Shekou, China. These plant closings reflect the Company's strategy to move away from a large number of small facilities and toward larger, campus type operations. Production from the Shekou facility has been moved to the Company's plant in Xixiang, China.

RESEARCH AND DEVELOPMENT

         In connection with the Astron acquisition the Company engaged Duff & Phelps Capital Markets Co. ("DPCM") to determine the fair market value of Astron's research and development assembly in process. ("In-Process R&D"). The valuation of the In-Process R&D was performed using the discounted cashflow technique whereby the future cashflow expected to be generated is determined by the current level of technology investment by Astron. DPCM determined the valuation to be between $31 million and $37 million, and the Company has written off $31.6 million of In-Process R&D in fiscal 1996.

INTEREST EXPENSE AND OTHER, NET

         Interest expense and other, net increased to $1.8 million in fiscal 1996 from $1.0 million in fiscal 1995. The increase reflects interest incurred in connection with additional indebtedness used to finance the cash portion of the A&A and Astron acquisitions, to purchase machinery and equipment for capacity expansion and to finance the Company's working capital requirements. The Company has recorded an unrealized foreign exchange gain of $872,000 in fiscal 1996 compared to a foreign exchange loss of $303,000 in fiscal 1995 due to weaker Malaysian Ringgit and Singapore dollars.

         Interest expense and other, net decreased to $1.0 million in fiscal 1995 from $1.4 million in fiscal 1994. The decrease reflects lower interest expense during this period as a result of the repayment of long term bank debt in March 1994 and repayment of short-term advances in April 1994, and higher income earned on cash balances for the first six months of fiscal 1995.

MERGER EXPENSES

         The Company recorded a one-time non-operating charge of approximately $816,000 as a result of the nCHIP acquisition in January 1995.

INCOME (LOSS) FROM JOINT VENTURE

         Flextracker, the joint venture with HTS in which the Company previously owned a 49% interest, commenced operations in June 1993. According to the equity method of accounting, the Company previously did not recognize revenue from sales by Flextracker, but based on its ownership interest recognized 49% of the net income or loss of the joint venture. Due to start-up costs and manufacturing inefficiencies, the Company recognized a loss of $729,000 and $70,000 associated with its interest in Flextracker in fiscal 1995 and fiscal 1994 respectively. The Company initially contributed $2.5 million for a 49% interest in Flextracker and HTS contributed $2.6 million for the remaining 51% interest. In April 1994 the Company and HTS each loaned $1 million to Flextracker. In December 1994, the Company acquired all of the net assets of Flextracker (except the $1.0 million loan made by HTS to Flextracker) for approximately $3.3 million.

PROVISION FOR INCOME TAXES

         The Company is structured as a holding company with several operating subsidiaries. The Company conducts its operations in Asia primarily through its manufacturing and marketing subsidiaries incorporated in Singapore, Malaysia, Hong Kong

Flextronics International Ltd.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

and China, and each of these subsidiaries is subject to taxation in the country in which it has been formed. The Company's manufacturing subsidiaries have been granted certain tax relief in each of these countries, resulting in lower taxes than would otherwise be the case under ordinary tax rates. The ordinary corporate tax rates for calendar 1995 were 26%, 16.5% and 15% in Singapore, Hong Kong and China, respectively, and 30% on manufacturing operations in Malaysia. In addition, the tax rate is de minimis in Labuan, Malaysia and Mauritius where the Company's offshore marketing and distribution subsidiaries are located.

         The Company's consolidated effective tax rate for any given period is calculated by dividing the aggregate taxes incurred by each of the operating subsidiaries and the holding company by the Company's consolidated pretax income. Losses incurred by any subsidiary or by the holding company are not deductible by the other entities in the calculation of their respective local taxes. For example, the charge for the closing of one plant in Malaysia in fiscal 1996 was incurred by a Malaysian subsidiary that did not have income against which this charge could be offset. Similarly, interest on senior debt, which was an obligation of the holding company, produced losses for that company. Losses of the Hong Kong subsidiary and holding company were not deducted from the income of the other subsidiaries. In addition, nCHIP's historical losses and the accounting of its acquisition as a pooling of interests have negatively impacted the Company's pre-tax performance, resulting in a higher effective tax rate for the prior periods.

         The Company's consolidated effective tax rate was 27.8% and 19.2% in fiscal 1996 and 1995 respectively. Variations in the Company's consolidated effective tax rates are primarily attributable to the differences in the relative amount of holding company interest expense compared to the amount of pretax income in the respective periods, as well as the impact of nCHIP's historical losses and the accounting of its acquisition as a pooling of interests. In addition, the provision for plant closings of $2.5 million and the $31.6 million write-off of In-Process R&D in fiscal 1996 have contributed to the higher consolidated effective tax rate in that period. If the provision for plant closings and In-Process R&D written off are excluded from such calculation, the Company's fiscal 1996 effective tax rate would have been 18.6%.

         The Company's Singapore operations were previously granted "Pioneer Status", which expired on July 31, 1990. Under such status the Singapore subsidiary's manufacturing income had been exempt from tax. The Company has reached an agreement with the Economic Development Board of Singapore for a specified amount of investment allowances on approved fixed capital expenditures. This investment allowance, which has certain conditions and expired in July 1995, has been utilized by the Company to reduce taxable income of the Singapore subsidiary since fiscal 1991. The Company's Malaysian manufacturing subsidiary has been granted a five-year pioneer incentive which provides a tax exemption on manufacturing income in Johore, Malaysia. To date, this incentive has had a limited impact on the Company due to the relatively short history of its Malaysian operations and its losses carry forward. The Company's facility in China is located in a "Special Economic Zone" and is an approved "Product Export Enterprise" which qualifies for a special corporate income tax rate of 10%. This special tax rate is subject to the Company exporting more than 70% of its total value of products manufactured in China, and the Company's status as a Product Export Enterprise is reviewed annually by the Chinese government authorities. The Company's investments in its plant in Xixiang, China and Astron fall under the "Foreign Investment Scheme" which entitles the Company to apply for a five year tax incentive. The Company has applied for the tax incentive and believes that it will be approved by the relevant tax authorities, although there can be no assurance in this regard. If approval is received, the Company's tax rates on income from this facility during the incentive period will be 0% in years 1 and 2 and 7 1/2 % in years 3 through 5. In fiscal 1993, the Company transferred its offshore marketing and distribution functions to a newly formed marketing subsidiary located in Labuan, Malaysia, where the tax rate is de minimis. In February 1996, the Company transferred Astron's sales and marketing business to a newly formed subsidiary in Mauritius, where the tax rate is at 0% .

         The Company has structured its operations in Asia in a manner designed to maximize income in countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. If tax incentives are not renewed upon expiration, if the tax rates applicable to the Company are rescinded or changed, or if tax authorities were to challenge successfully the manner in which profits are recognized among the Company's subsidiaries, the Company's taxes would increase and its results of operations and cash flow would be adversely affected. Substantially all of the products manufactured by the Company's Asian subsidiaries are sold to U.S. based customers. While the Company believes that profits from its Asian operations are not sufficiently connected to the U.S. to give rise to U.S. federal or state income taxation, there can be no assurance that U.S. tax authorities will not challenge the Company's position or, if such challenge is made, that the Company will prevail in any such disagreement. If the Company's Asian profits became subject to U.S. income taxes, the Company's taxes could increase and its results of operations and cash flow could be adversely affected. The expansion by the Company of its operations in the U.S may increase its effective tax rate.

         There are no Singapore exchange controls or other restrictions on the export or import of capital. The remittance of dividends or other payments by the Company to non-resident shareholders is therefore not subject to any restriction. Singapore

Flextronics International Ltd.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


does not currently have a double tax treaty with the United States of America. However, under the current Singapore tax rules, there is no Singapore withholding tax on payments of dividends or other distributions by the Company to its non-resident shareholders.

EXTRAORDINARY GAIN

         The extraordinary gain of $416,000 in fiscal 1994 represents the forgiveness of accrued interest on the Company's outstanding subordinated debt, the principal amount of which was converted into equity in December 1993.

VARIABILITY OF RESULTS

         The Company has experienced, and expects to continue to experience, significant periodic and quarterly fluctuations in the Company's results of operations. These factors include, among other things, timing of orders, volume of orders relative to the Company's capacity, customers' announcement and introduction of new products or new generations of products, evolutions in the life cycles of customers' products, timing of expenditures in anticipation of future orders, effectiveness in managing manufacturing processes, changes in cost and availability of labor and components, mix of orders filled, and changes or anticipated changes in economic conditions. In addition, the Company's operating results are affected adversely by seasonality (principally in Malaysia and China during each fourth fiscal quarter due to local holiday seasons). The market segments served by the Company are also subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. A recessionary period affecting the industry segments served by the Company could have a material adverse effect on the Company's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period, and fluctuations in operating results may also result in fluctuations in the price of the Company's Ordinary Shares.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has funded its operations from the proceeds of public offerings of equity securities, cash generated from operations, bank debt and lease financing of capital equipment. At March 31, 1994 the outstanding balance on the Company's total borrowing was $10.5 million, substantially all of which was repaid in April 1994 with a portion of the net proceeds of the Company's initial public offering. The Company has obtained a $48 million line of credit from several banks and is negotiating for a $50 million, two year revolving credit facility to replace the existing facilities.

         Cash used for operating activities was $710,000 and $3.4 million for fiscal 1996 and 1995, respectively. Cash provided by operating activities for fiscal 1996 was comprised primarily of net profit of $16.6 million (excluding In-Process R&D written off and provision for plant closings), depreciation, amortization and allowance for doubtful accounts and obsolescence. Cash used for operating activities was primarily comprised of increases in accounts receivable and inventories reflecting higher sales in fiscal 1996. Cash provided by operating activities for fiscal 1995 was comprised primarily of net income, depreciation amortization allowance for doubtful debts, loss from the Flextracker joint venture and cash used for operating activities for fiscal 1995 was comprised mainly of an increase in accounts receivable and inventories.

         Cash used for investing activities during fiscal 1996 consisted primarily of $15.8 million of expenditures for machinery and equipment in the Company's Texas, China and California manufacturing facilities as well as payment of $15.2 million for the cash portion of the A&A and Astron acquisitions. Cash used for investing activities for fiscal 1995 was $10.2 million which consisted mainly of purchases of property and equipment in three Asia plants and payment for the acquisition of the net assets of FlexTracker.

         Cash provided by financing activities was $31.6 million in fiscal 1996 which consisted primarily of $22.3 million from the sale of 1,000,000 newly issued Ordinary Shares and net bank borrowings of $12.3 million. Cash used for financing activities was $10.8 million for fiscal 1995 which consisted primarily of repayment of bank borrowings and notes payable, offset in part by proceeds from issuance of share capital and increased capital lease financing.

         The Company's allowances for doubtful accounts increased from $1.8 million at March 31, 1995 to $3.6 million at March 31, 1996. The Company allowance for inventory obsolescence increased from $ 1.9 million at March 31, 1995 to $ 4.6 million at March 31, 1996. The increases in the allowances were due to the increases in sales and inventories during fiscal 1996 and the $1 million provision for inventory exposure relating to the closing of the satellite receiver product line in one of the Company's Malaysia plants.

         The Company presently anticipates that its capital expenditures in fiscal 1997 will be approximately $20 million to $25 million. The Company believes that existing cash, together with anticipated cash flow from operations and amounts available under its credit facilities, will be sufficient to fund its operations through fiscal 1997.

Flextronics International Ltd.

CONSOLIDATED BALANCE SHEETS

March 31,                                                                       1995         1996
- -------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
ASSETS
Current assets:
   Cash                                                                    $   4,751    $   6,546
   Accounts receivable, net of allowance for doubtful accounts of $1,760
      and $3,576 at March 31, 1995 and 1996 respectively                      44,250       78,114
   Inventories                                                                30,193       52,637
   Other current assets                                                        4,527        3,827
   Deferred income taxes                                                         220          260
                                                                           ----------------------
Total current assets                                                          83,941      141,384
                                                                           ----------------------
PROPERTY AND EQUIPMENT:
   Machinery and equipment                                                    43,358       77,771
   Building                                                                      283        5,736
   Leasehold improvements                                                      3,891       15,491
                                                                           ----------------------
                                                                              47,532       98,998
   Accumulated depreciation and amortization                                 (21,774)     (37,896)
                                                                           ----------------------
Net property and equipment                                                    25,758       61,102
                                                                           ----------------------
OTHER NON-CURRENT ASSETS:
   Goodwill, net of accumulated amortization of $1,976 and $2,701,
      at March 31, 1995 and 1996 respectively                                  4,964        8,662
   Intangible assets, net of accumulated amortization of $306 and $642,
      at March 31, 1995 and 1996 respectively                                    624          775
   Deposits and other                                                            226          580
   Receivables from related party                                               --          2,085
   Other investments                                                             520         --
   Deferred income taxes                                                          84         --
                                                                           ----------------------
Total other non-current assets                                                 6,418       12,102
                                                                           ----------------------
   Total assets                                                            $ 116,117    $ 214,588
                                                                           ======================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank borrowings                                                         $   2,000    $  14,379
   Notes payable                                                                --         10,000
   Current portion of long-term debt                                               9        4,198
   Current portion of capital lease                                            3,911        6,736
   Accounts payable                                                           38,489       64,625
   Accrued payroll                                                             2,549        5,606
   Other accrued liabilities                                                   2,029        5,389
   Income taxes payable                                                        1,529        2,775
                                                                           ----------------------
Total current liabilities                                                     50,516      113,708
                                                                           ----------------------
NON CURRENT LIABILITIES:
   Notes payable to shareholders                                                 684          686
   Long-term debt, less current portion                                         --          2,554
   Other payable                                                                --         15,000
   Capital lease, less current portion                                         6,206       10,120
   Deferred income taxes                                                         994        1,256
   Commitments (Notes 4 and 5)                                                  --           --
                                                                           ----------------------
Total non-current liabilities                                                  7,884       29,616
Minority interests                                                              --            485
                                                                           ----------------------
SHAREHOLDERS' EQUITY:
   Ordinary Shares, S$.01 par value:
      Authorized -- 100,000,000 shares at
         March 31, 1995 and 1996
      Issued and outstanding -- 11,603,496
         shares at March 31, 1995 and
         13,213,289 shares at March 31, 1996                                      73           85
   Additional paid-in capital                                                 62,882       93,634
   Accumulated deficit                                                        (5,238)     (22,940)
                                                                           ----------------------
Total shareholders' equity                                                    57,717       70,779
                                                                           ----------------------
Total liabilities and shareholders' equity                                 $ 116,117    $ 214,588
                                                                           ======================

See accompanying notes.

Flextronics International Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended March 31,                                                           1994         1995         1996
- -------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Net sales                                                                 $ 131,345    $ 237,386    $ 448,346
Cost of sales                                                               117,392      214,865      406,457
                                                                          -----------------------------------
Gross profit                                                                 13,953       22,521       41,889
Selling, general and administrative expenses                                  8,667       11,468       18,587
Goodwill amortization                                                           398          510          725
Intangible assets amortization                                                   21          245          336
Provision for plant closings                                                    830         --          2,454
Research and development                                                        202           91       31,562
                                                                          -----------------------------------
Operating income/(loss)                                                       3,835       10,207      (11,775)
Interest expense                                                             (1,778)        (740)      (2,718)
Merger expenses                                                                --           (816)        --
Foreign exchange gain (loss)                                                    402         (303)         872
Income (loss) from joint venture                                                (70)        (729)        --
                                                                          -----------------------------------
Income (loss) before income taxes and cumulative effect of change in
   accounting for income taxes                                                2,389        7,619      (13,621)
Provision for income taxes                                                       97        1,463        3,791
                                                                          -----------------------------------
Income (loss) after income taxes, before cumulative effect of change in
   accounting for income taxes and extraordinary gain                         2,292        6,156      (17,412)
Cumulative effect as of March 31, 1994 of change in accounting
   for income taxes                                                             557         --           --
                                                                          -----------------------------------
Income (loss) before extraordinary gain                                       1,735        6,156      (17,412)
Extraordinary gain                                                              416         --           --
                                                                          -----------------------------------
Net income (loss)                                                         $   2,151    $   6,156    $ (17,412)
                                                                          ===================================
Earnings per share:
Net income (loss) before cumulative effect of change in accounting
   for income taxes and extraordinary gain                                $    0.30    $    0.51    $   (1.39)
Cumulative effect of accounting change                                        (0.07)        --           --
                                                                          -----------------------------------
Net income (loss) before extraordinary gain                               $    0.23    $    0.51    $   (1.39)
Extraordinary gain                                                             0.05         --           --
                                                                          -----------------------------------
Net income (loss) per share                                               $    0.28    $    0.51    $   (1.39)
                                                                          ===================================
Weighted average outstanding Ordinary Shares and equivalents                  7,730       12,103       12,536
                                                                          ===================================

See accompanying notes.

Flextronics International Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                          Class "A"             Class "B"                                                Total
                                          Convertible    Convertible Redeemable                  Additional              Share-
                                      Preference  Shares  Preference   Shares   Ordinary Shares    Paid-in   Retained   holders'
                                        Shares    Amount    Shares     Amount    Shares  Amount    Capital   Earnings    Equity
- --------------------------------------------------------------------------------------------------------------------------------
(In thousands)
BALANCE AT MARCH 31, 1993               2,700     $ 15         51      $ --      2,404   $16     $ 10,662   $(12,949)  $ (2,256)
Issuance of "A" Convertible
   Preference Shares for cash              27        2         --        --         --    --           65         --         67
Issuance of Ordinary Shares for
   cash and from capitalization of
   Subordinated Note Payable               --       --         --        --      2,968    19       10,449         --     10,468
Compensation expense related to
   stock options                           --       --         --        --         --    --          159         --        159
Issuance of Ordinary Shares for
   acquisition of subsidiary               --       --         --        --        600     4        3,998         --      4,002
Issuance of Ordinary Shares in the
   initial public offering (net)           --       --         --        --      2,500    15       32,088         --     32,103
Exercise of stock options                  --       --         --        --         54    --           --         --         --
Conversion of Preference Shares
   to Ordinary Shares                  (2,727)     (17)       (51)       --      2,778    17           --         --         --
Net income for the year                    --       --         --                   --    --           --      2,151      2,151
Transaction by pooled companies:
   Issuance of common stock                --       --         --        --         --    --            9         --          9
                                       ----------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1994                  --     $ --         --      $ --     11,304   $71     $ 57,430   $(10,798)  $ 46,703
nCHIP fiscal year conversion               --       --         --        --         --    --           --       (596)      (596)
Issuance of Ordinary Shares                --       --         --        --        300     2          925         --        927
Expenses related to issuance
   of Ordinary Shares                      --       --         --        --         --    --         (968)        --       (968)
Net income for the year                    --       --         --        --         --    --           --      6,156      6,156
Transactions by pooled companies:
   Issuance of common stock                --       --         --        --         --    --           37         --         37
   Issuance of preference stock            --       --         --        --         --    --        5,458         --      5,458
                                       ----------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1995                  --     $ --         --      $ --     11,604   $73     $ 62,882   $ (5,238)  $ 57,717
Issuance of Ordinary Shares for
   acquisition of subsidiaries             --       --         --        --        305     2        7,443         --      7,445
Issuance of Ordinary Shares                --       --         --        --        304     2        1,007         --      1,009
Secondary listing                          --       --         --        --      1,000     8       23,492         --     23,500
Expenses related to secondary listing      --       --         --        --         --    --       (1,190)        --     (1,190)
Currency translation adjustments           --       --         --        --         --    --           --       (290)      (290)
Net loss for the year                      --       --         --        --         --    --           --    (17,412)   (17,412)
                                       ----------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996                  --     $ --         --      $ --     13,213   $85     $ 93,634   $(22,940)  $ 70,779
                                       ========================================================================================

See accompanying notes.

Flextronics International Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year Ended March 31,                                                         1994        1995        1996
- ---------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income  (loss)                                                    $  2,151    $  6,156    $(17,412)
   Adjustments to reconcile net income to cash provided
      by operating activities:
         nCHIP fiscal year conversion                                          --        (596)         --
         Depreciation and amortization of equipment
            and leasehold improvements                                      4,202       5,370       9,344
         Amortization of goodwill                                             398         510         725
         Amortization of intangible assets                                     21         245         336
         Loss / (gain) on disposal of property and equipment                  368          56        (121)
         Loss on disposal of investment                                        --          --         266
         Write-off of property and equipment                                   20          --          --
         Extraordinary gain                                                  (416)         --          --
         Allowance for doubtful debts                                         (32)      1,211       1,475
         Allowance for stock obsolescence                                    (120)         43         631
         Compensation expense relating to stock option plan                   159          --          --
         Loss from joint venture                                               70         729          --
         In process research and development written off                       --          --      31,562
         Provision for plant closure                                           --          --       2,454
         Deferred income taxes                                                339         237          84
                                                                         --------------------------------
                                                                         $  7,160    $ 13,961    $ 29,344
   CHANGES IN OPERATING ASSETS AND LIABILITIES:
         Trade accounts receivable                                       $ (8,306)   $(15,057)   $(28,965)
         Notes receivable                                                      --          --        (500)
         Inventories                                                       (5,863)     (3,156)    (19,209)
         Other accounts receivable                                           (572)     (2,430)      2,889
         Due from joint venture                                            (1,588)         --          --
         Deposits and other                                                  (121)        311        (140)
         Accounts payable                                                  14,812       2,995      14,143
         Other accounts payable                                             1,283        (841)        727
         Deferred rent                                                     (1,302)       (143)       (120)
         Income taxes payable                                                 111         933       1,121
                                                                         --------------------------------
            Cash provided by (used for) operating activities             $  5,614    $ (3,427)   $   (710)
                                                                         --------------------------------

Flextronics International Ltd.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended March 31,                                                         1994        1995        1996
- ---------------------------------------------------------------------------------------------------------
(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                                   $ (5,246)   $ (7,536)   $(15,812)
   Proceeds from sale of property and equipment                             2,301          38         228
   Intangibles arising from acquisition of subsidiaries                        --         (62)         --
   Other investments                                                         (120)         --         886
   Investment in joint venture                                             (2,529)         --          --
   Restricted cash                                                            379          --          --
   Loan to joint venture                                                       --      (1,000)         --
   Redemption of preference shares in joint venture                            --       1,730          --
   Payment for business acquired, net of cash acquired                         --      (3,343)    (15,152)
   Repayment of loan from related party                                        --          --         815
                                                                         --------------------------------
Cash used for investing activities                                       $ (5,215)   $(10,173)   $(29,035)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings from (repayments to) banks                                 $  1,177    $ (9,417)   $ 12,280
   Proceeds from (repayment of) long-term debt                            (13,008)         (8)      1,803
   Repayment of capital lease obligations                                  (1,998)     (4,310)     (5,767)
   Proceeds from issuance of share capital                                 38,598       5,454       1,009
   Proceeds from notes payable                                              1,449          --          --
   Payments on notes payable                                                 (224)     (2,535)        (17)
   Proceeds from secondary listing                                             --          --      22,310
                                                                         --------------------------------
      Cash provided by (used for) financing activities                     25,994     (10,816)     31,618
                                                                         --------------------------------
   Increase (decrease) in cash and cash equivalents                      $ 26,393    $(24,416)   $  1,873
   Effect of exchange rate changes on cash and cash equivalents                --          --         (78)
   Cash and cash equivalents at beginning of period                         2,774      29,167       4,751
                                                                         --------------------------------
      Cash and cash equivalents at end of period                         $ 29,167    $  4,751    $  6,546
                                                                         ================================
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid (refunded) for:
      Interest                                                           $  1,579    $    779    $  2,482
      Income taxes                                                           (200)        297       2,656

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
   Equipment acquired under capital lease obligations                         494       8,338      11,556
   Additional ordinary shares issued upon conversion
      of subordinated note debt                                             3,658          --          --
   Purchase of subsidiaries financed by issuance of
      600,000 ordinary shares valued at $6.67                               4,002          --          --
      66,908 ordinary shares valued at $14.019                                 --          --         938
      238,684 ordinary shares valued at $27.262                                --          --       6,507

See accompanying notes.

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. was incorporated in the Republic of Singapore on May 31, 1990 as Flex Holdings Pte Limited. The subsidiary companies are located in Singapore, Malaysia, Hong Kong, the People's Republic of China, United Kingdom, Mauritius and the United States. The Company was incorporated to acquire the Asian and certain U.S. operations of Flextronics Inc. (the "Predecessor"). The Predecessor had been involved in contract manufacturing operations in Singapore since 1982, Hong Kong since 1983 and the People's Republic of China since 1987.

         The Company offers advanced contract manufacturing services of sophisticated original equipment manufacturers (OEMs) in the communications, computer, consumer and medical electronics industries. Flextronics offers a full range of services including microelectronics packages and printed circuit board
(PCB) assembly design and fabrication, material procurement, inventory management, PCB assembly, final system box build and distribution.

         The Company's fiscal year-end is March 31. The Company follows accounting policies which are in accordance with principles generally accepted in the United States.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Flextronics International Ltd. and its subsidiaries (together "the Company"), after elimination of all significant intercompany balances and transactions. Investments in affiliates owned 20% or more and corporate joint ventures in which the Company does not have control, but has the ability to exercise significant management influence over operating and financial policies, are accounted for by the equity method. Other securities and investments are generally carried at cost.

         All dollar amounts included in the financial statements and in the notes herein are U.S. dollars unless designated as Singapore dollars (S$).

FOREIGN EXCHANGE

The Company, with the exception of certain subsidiaries, considers the U.S. dollar as its functional currency. This is because the majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases, such as raw materials, are invoiced and paid in U.S. dollars.

         Accordingly, transactions in currencies other than the functional currency are measured and recorded in U.S. dollars using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded monetary balances that are denominated in currencies other than the functional currency are adjusted to reflect the rate at the balance sheet date. All gains and losses resulting from the translation of accounts designated in other than the functional currency are reflected in the determination of net income in the year in which they occur.

         For inclusion in the consolidated financial statements, all assets and liabilities of foreign subsidiaries having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate ruling at the balance sheet date and the results of these foreign subsidiaries are translated into U.S. dollars at the weighted average exchange rates. Exchange differences due to such currency translations are recorded in shareholders' equity.

CASH AND CASH EQUIVALENTS

For purposes of statement of cash flows, the Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets (two to twenty-two years).

CONCENTRATION OF CREDIT RISK

The Company is a turnkey manufacturer of sophisticated electronics for original equipment manufacturers engaged in the computer, medical, consumer and communications industries. Financial instruments which potentially subject the Company to concentration of credit risk are primarily accounts receivable and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, requires no collateral from its customers. The Company maintains cash and cash equivalents with various financial institutions. These financial institutions are located in many different geographic locations throughout the world.

         The allowance for doubtful accounts the Company maintains is based upon the expected collectibility of all accounts receivable.

GOODWILL

Goodwill represents the excess of the purchase price of acquired companies over the fair value of the net assets acquired. Goodwill is amortized on a straight line basis over the estimated life of the benefits received which ranges from ten to twenty-five years. On an annual basis, the Company evaluates recorded goodwill for potential impairment against the current and estimated undiscounted future operating income before goodwill amortization of the businesses to which the goodwill relates.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INTANGIBLE ASSETS

Intangible assets comprise technical agreements, patents, trademarks and identifiable intangible assets in a subsidiary's assembled work force, its favourable lease and its customer list.

         Technical agreements are being amortized on a straight line basis over periods not exceeding five years. Patents and trademarks are being amortized on a straight line basis over periods not exceeding seventeen years. The identifiable intangible assets in the subsidiary's assembled work force, its favourable lease and its customer list are amortized on a straight line basis over the estimated life of the benefits received of three years.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is comprised of direct materials on a first-in-first-out basis and in the case of finished products and work-in-progress includes direct labor and attributable production overheads based on normal levels of activity. The components of inventories are as follows (in thousands):

March 31,                                                 1995             1996
- -------------------------------------------------------------------------------
Raw materials                                         $ 21,691         $ 42,202
Work-in-process                                         10,249           14,049
Finished goods                                             128              962
                                                      -------------------------
                                                        32,068           57,213
Less: allowance for obsolescence                        (1,875)          (4,576)
                                                      -------------------------
                                                      $ 30,193         $ 52,637
                                                      =========================

REVENUE RECOGNITION

Revenue from product sales and services are recognized on delivery and acceptance of the goods.

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

Effective April 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS Statement No. 109, "Accounting for Income Taxes".

NET INCOME PER SHARE

Net income per share is computed using the weighted average number of Ordinary Shares and Ordinary Share equivalents outstanding during the respective periods. Ordinary Share equivalents include Ordinary Shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83, Ordinary Shares and Ordinary Share equivalents issued by the Company during the twelve-month period prior to the initial public offering have been included in the calculation of Ordinary Shares and Ordinary Share equivalents using the treasury stock method and the initial public offering price of US $14 per share as if they were outstanding for all periods presented.

(in thousands, except per share data)               1994      1995      1996
- ----------------------------------------------------------------------------
Supplemental net income (loss) per share          $ 0.32   $  0.51   $ (1.39)
Weighted average ordinary shares                   6,740    12,103    12,536

         Supplemental net income/(loss) per share is calculated in accordance with Accounting Principles Board Opinion No.15 (APB 15). The supplemental net income/(loss) per share amounts are presented for comparison purposes because under APB 15 the effect of options is excluded from the net income/(loss) per share calculation if anti-dillutive, whereas, under SAB No. 83, such options are considered outstanding even if the effect of including them is anti-dillutive.

RETROACTIVE RESTATEMENTS

The consolidated financial statements give retroactive effect to the acquisition of nCHIP, Inc. ("nCHIP") in January 1995 which was accounted for as a pooling of interest.

         FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES ACCEPTED IN SINGAPORE

         A separate financial statement for the same period has been prepared in accordance with accounting principles accepted in Singapore.

3. BANK BORROWINGS

LINE OF CREDIT

Three of the Company's subsidiaries have obtained from several banks working capital lines of credit, totalling approximately US$48 million, representing overdraft facilities, bridging loan, short term cash advances, letters of credit and letters of guarantee and trust receipts. Interest on borrowings is charged within the range 5.75% to 7.125% per annum.

     The lines of credits are collateralized by:
     (a) negative pledge on assets of all the group entities;
     (b) corporate guarantees from the Company and its subsidiaries;

         These lines of credits require that the Company maintains certain financial ratios and other covenants. As at March 31, 1996, the Company was in compliance with its covenants.

         As of March 31, 1996, the Company had utilized the following credit facilities under the above lines of credit (in thousands):

Short term cash advances                      $ 14,379
Letters of credits and guarantees             $  1,003
                                              ========

The remaining unused portion of lines of credit total $32.5 million

         The weighted average interest rates on borrowings are as follows:

March 31,                               1995     1996
- -----------------------------------------------------
Interest on borrowings                 6.438%    6.41%
                                       ==============

4. LONG TERM DEBT

Long-term debt consisted of the following at March 31 1996.

                                                         1995          1996
- ---------------------------------------------------------------------------
Term loan at 4.5%                                         $--       $   333
Mortgage loans at 10.5%                                    --         2,244
Other loans at 8%                                           9         1,050
Purchase obligation earnout                                --         3,125
                                                          -----------------
                                                            9         6,752
Less: current portion                                      (9)       (4,198)
                                                          -----------------
                                                          $--       $ 2,554
                                                          =================

         Maturities of long-term debt for the five years succeeding March 31, 1996 are $4,198,000 by March 31, 1997, $740,000 by March 31, 1998, $645,000 by
March 31, 1999, $358,000 by March 31, 2000 and $358,000 by March 31, 2001.

         The purchase obligation earnout is contingent upon Astron Group Limited meeting certain pre-tax profit for the calender year 1996.

5. LEASE COMMITMENTS

CAPITAL LEASE

Following is a schedule by fiscal year, of future minimum lease payments under capital lease obligations for certain machinery and equipment, together with the present value of the net minimum lease payments (in thousands) :

Fiscal Years Ending March 31,
     1997                                                              $  7,960
     1998                                                                 5,987
     1999                                                                 3,411
     2000                                                                 1,472
     2001                                                                   503
     Thereafter                                                              --
                                                                       --------
Total installment payments                                               19,333
Amount representing interest                                             (2,477)
                                                                       --------
Present value of net installment payments                                16,856
Less: current portion                                                     6,736
                                                                       --------
Long-term portion of capital lease                                     $ 10,120
                                                                       ========

         Items costing $28,387,304 (1995: $15,993,603) with accumulated amortization $8,780,878 (1995: $4,168,453) purchased under capital leases have been included in machinery and equipment as of March 31, 1996. Lease amortization is included in depreciation expense.

OPERATING LEASES

The Company leases some of its facilities under operating leases. Future minimum lease payments under operating leases with a term of more than one year are as follows (in thousands):

Fiscal Years Ending March 31,
     1997                              $2,177
     1998                               1,782
     1999                               1,530
     2000                               1,147
     2001                                 793
     Thereafter                         1,890
                                       ------
                                       $9,319
                                       ======

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The facilities lease of one of the subsidiaries provides for escalating rental payments over the lease period. Rent expense is being recognized on a straight-line basis over the term of the lease period.

         Total operating lease expense for the Company was $1,263,019, $1,956,733 and $2,211,077 for the years ended March 31, 1994, 1995 and 1996 respectively.

6. CAPITAL COMMITMENTS

One of the subsidiaries, Flextronics (Malaysia) Sdn. Bhd. has contracted to purchase $457,714 of fixed assets as of March 31, 1996. These fixed assets have not been delivered and are therefore not provided for in the accounts as of March 31, 1996.

7. INCOME TAXES

The domestic and foreign components of income (loss) before taxes are as follows:

March 31,
(in thousands)                 1994      1995      1996
- -------------------------------------------------------
Singapore                    $ (412)  $(1,529) $(21,917)
Foreign                       2,801     9,148     8,296
                             --------------------------
                             $2,389   $ 7,619  $(13,621)
                             ==========================

         Income tax expense consists of the following :

March 31,
(in thousands)                  1994     1995     1996
- ------------------------------------------------------
Current:
   Singapore                 $   226  $   366  $ 1,441
   Foreign                        89      860    2,266
                             -------------------------
                                 315    1,226    3,707
                             -------------------------
Deferred:
   Singapore                     339      237       74
   Foreign                        --       --       10
                             -------------------------
                                 339      237       84
                             -------------------------
                             $   654  $ 1,463  $ 3,791
                             =========================

         Total income tax expense differs from the amount computed by applying the Singapore statutory income tax rate of 26% (1995 and 1994: 27%) to income before taxes as follows :

March 31,
(in thousands)                                     1994        1995        1996
- -------------------------------------------------------------------------------
Computed expected income taxes                  $   645     $ 2,057     $(3,541)
Effect of Singapore income tax
   incentives                                      (278)         --         (82)
Effect of losses from non-incentive
   Singapore operations                             255         367       8,472
Effect of foreign operations                       (667)     (1,609)     (1,785)
Non-deductible items:
   Amortization of goodwill
     and intangibles                                113         205         270
   Loss on sale of investments                       --          --          69
   Joint venture losses                              --         216          --
Others                                               29         227         388
                                                -------------------------------
                                                     97       1,463       3,791
Cumulative effect of March 31, 1993
   of change from deferral method to
   liability method                                 557          --          --
                                                -------------------------------
                                                $   654     $ 1,463     $ 3,791
                                                ===============================

   The components of deferred income taxes are as follows (in thousands):

March 31,                                                             1995          1996
- ----------------------------------------------------------------------------------------
Deferred tax liabilities:
   Fixed assets                                                   $  1,466      $  1,365
   Others                                                              486           193
                                                                  ----------------------
                                                                     1,952         1,558
                                                                  ----------------------
Deferred tax assets
   Provision for stock obsolescence                                   (249)         (677)
   Provision for doubtful debts                                       (180)         (343)
   Net operating losses carry forwards                             (11,032)      (11,020)
   Unabsorbed capital allowances
     carried forwards                                                 (731)         (438)
   Investment allowance                                                (84)           --
   Others                                                             (118)         (699)
                                                                  ----------------------
                                                                   (12,394)      (13,177)
Valuation allowance                                                 11,132        12,615
                                                                  ----------------------
Net deferred tax liability                                        $    690      $    996
                                                                  ======================

         The net deferred tax liability is classified as follows:

   Non-current liability                                          $    994      $  1,256
   Current asset                                                      (220)         (260)
   Non-current asset                                                   (84)           --
                                                                  ----------------------
                                                                  $    690      $    996
                                                                  ======================

         The Company has been granted the following tax incentives:

         (i) Investment allowance on approved fixed capital expenditure incurred within 5 years after August 1, 1990 subject to a maximum of $2,700,000 for its Singapore operations was granted by the Economic Development Board of Singapore. This investment allowance has been utilized by the Company to reduce taxable income of its Singapore subsidiary since 1991. This allowance is however fully utilized at the end of the year.

         (ii) Pioneer status granted to one of its Malaysian subsidiary for a period of 5 years under the Promotion of Investment Act, 1986. This pioneer incentive provides a tax exemption on manufacturing income of this subsidiary.

         (iii) Product Export Enterprise incentive for a lower rate for its China operations. The Company's operations in China is located in a "Special Economic Zone" and is an approved "Product Export Enterprise" which qualifies for a special corporate income tax rate of 10%. This special tax rate is subject to the Company exporting more than 70% of its total value of products manufactured in China. The Company's status as a Product Export Enterprise is reviewed annually by the Chinese government authorities.

         A portion of the Company's sales are carried out by its subsidiary in Labuan, Malaysia where the Company has opted to pay the Labuan tax authorities a fixed amount of US$8,000 tax each year in accordance with the Labuan tax legislation. Also a portion of the Company's sales are carried out by its subsidiary, an offshore ordinary company, in Mauritius where the tax rate is at 0% for such companies.

8. SHAREHOLDERS' EQUITY

EXERCISE OF OPTIONS

During the year, certain employees exercised their options to purchase 304,201 Ordinary Shares at an exercise price of US$0.77 to US$14.50 per share.

         ACQUISITION OF FLEXTRONICS INTERNATIONAL (UK) LIMITED ("FILUK) (FORMERLY KNOWN AS ASSEMBLY & AUTOMATION (ELECTRONICS) LIMITED)

         On April 12, 1995, the Company acquired all the outstanding stock of FILUK in exchange for $2,878,860 in cash and 66,908 Ordinary Shares of the Company, valued at $14.019 per share.

         ACQUISITION OF ASTRON GROUP LIMITED ("ASTRON")

         On February 2, 1996, the Company acquired all the

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


outstanding stock of Astron in exchange for $13,440,605 in cash; 238,684 Ordinary Shares of the Company, valued at $27.262 per share; issuance of a $10 million promissory note due one year after acquisition date; issuance of a $5 million promissory note due two years after acquisition date and the issuance of $10 million of Ordinary Shares of the capital of the Company on June 30, 1998. The promissory notes shall bear interest at the rate of 8% per annum.

         FOREIGN CURRENCY PAYMENTS IN THE COMPANY'S SUBSIDIARIES OPERATING IN THE PEOPLE'S REPUBLIC OF CHINA

         The Company's subsidiaries operating in the People's Republic of China are required to obtain approval from the relevant authorities when making foreign currency payments.

9. SHARE OPTION PLANS

In July 1993, the Company adopted an Executives' Share Option Scheme ("SOS") and an Executives' Incentive Share Scheme ("ISS") for selected management employees of the Company. The Company granted stock options for 344,520 Ordinary Shares exercisable at $2.92 per share (fair market value at date of the grant) under the SOS and stock options for 54,618 Ordinary Shares at S$0.01 per share (fair market value at date of grant was $2.92 per share) under the ISS. In February 1994, 53,748 Ordinary Shares were issued due to the exercise of the options under ISS. During fiscal 1994, the Company amortized the full compensation expense of $159,303. In March 1994, 53,748 Ordinary Shares were issued due to the exercise of the options granted under ISS.

         On December 1, 1993, the Company adopted the 1993 Share Option Plan (the "Plan") that provides for the grant of incentive stock options, automatic option grants and non-statutory stock options to employees and other qualified individuals to purchase Ordinary Shares of the Company. At March 31, 1995, the Company had reserved 900,000 Ordinary Shares for issuance under the Plan. In August 1995 the Company's 1993 Share Option Plan was amended to reserve an additional 600,000 Ordinary Shares for issuance.

         In January 1995, the Company acquired nCHIP and thereby assumed the existing nCHIP stock option plan and the employee stock options outstanding thereunder. The outstanding nCHIP employee stock options were converted into options to purchase approximately 345,389 of the Company's Ordinary Shares.

         As at March 31,1996, options to purchase 1,327,000 Ordinary Shares at a weighted average exercise price of $12.63 per share were outstanding under the share option plans. The following table presents the activity for options:

                                               Options outstanding
                                 ----------------------------------------------
                                       Options
                                 available for
                                         grant     Shares       Price per share
- -------------------------------------------------------------------------------
Balance at March 31, 1994              649,872    729,180      S$0.01 - US$6.67
nCHIP options converted
   to Flex options                     345,389         --     US$0.77 - US$4.74
Options granted                       (508,501)   508,501    US$0.77 - US$16.75
Options exercised                           --   (143,699)    US$2.92 - US$4.33
Options cancelled                       33,418    (33,418)   US$2.92 - US$10.50
                                      -----------------------------------------
Balance at March 31, 1995              520,178  1,060,564    US$2.92 - US$16.75
Increase in options available
   for grant                           600,000         --     S$0.01 - US$35.75
Options granted                       (641,783)   641,783   US$14.75 - US$35.75
Options exercised                           --   (304,201)   US$0.77 - US$14.50
Options cancelled                       71,146    (71,146)   US$0.77 - US$24.00
                                      -----------------------------------------
Balance at March 31, 1996              549,541  1,327,000
                                      ===================

10. PROVISION FOR PLANT CLOSURE

The provision for plant closure of $2,454,000 relates to the downsizing of the Malaysia and Shekou, China manufacturing operations. The provision includes $1 million provision for inventory exposure and $200,000 provision for doubtful debts related to one specific project in Malaysia. An amount of $1,254,000 associated with certain obsolete equipment at the Company's facilities in Malaysia and Shekou, China has been written off.

11. EXTRAORDINARY ITEM

In July 1993, the Company recognized $416,000 of extraordinary gain in connection with the forgiveness of accrued interest on a subordinated note.

12. RELATED PARTY TRANSACTIONS

For the year ended March 31, 1996, the Company had net sales of $2,132,972 to Metcal, Inc., a precision heating instrument company. Prior to becoming the Company's Chief Officer in January 1994, Michael E. Marks was the President and Chief Executive Officer of Metcal, Inc.. Michael E. Marks remained as a director of Metcal, Inc. during the year ended March 31, 1996.

         For the year ended March 31, 1995, the Company had net sales of $989,220 to Metcal, Inc..

         Following the acquisition of Astron, its Managing Director, Stephen JL Rees, was made a director of the Company on April 15, 1996. At the date of the Astron acquisition a loan of $2,908,000 to Mayfield International Limited (`Mayfield'), a company in which Stephen JL Rees has a beneficial interest, was outstanding. At March 31, 1996 the loan balance amounted to $2,085,082. The loan is secured by a corporate guarantee from Mayfield's holding company and it bears interest at 7.15% per annum, earning $26,911 in the period. Astron has also rented an office from Mayfield, and rentals charged to Astron during the period amounted to $34,669.

         In May 1993, Flextronics (Malaysia) Sdn. Bhd. sold plant and machinery to FlexTracker Sdn. Bhd. valued at $2,033,315. In December 1993, Flextronics (Malaysia) Sdn. Bhd. repurchased a portion of such plant and machinery from FlexTracker Sdn. Bhd. worth $251,654. The sale and purchase of plant and machinery represent the net book value recorded in the parties' books at the date of transfer. During the year ended March 1994, Flextronics (Singapore) Pte. Ltd. purchased $8,692,917 worth of materials on behalf of FlexTracker Sdn. Bhd. The transfer of these materials to FlexTracker Sdn. Bhd. was at original cost of the materials.

13. MERGERS, ACQUISITIONS AND STRATEGIC INVESTMENTS

CURRENT YEAR

On April 12, 1995, the Company acquired all of the issued share capital of Assembly & Automation (Electronics) Limited, a private limited company incorporated in the UK that provides contract manufacture of electronics and telecommunications equipment, for a total consideration of $4.1 million by way of cash and the issuance of 66,908 Ordinary Shares. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets and liabilities assumed based upon their estimated fair market values at the date of acquisition. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $4.6 million of which $237,000 was allocated to intangibles which are being amortized on a straight line basis over their estimated useful life of three years.

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is amortized over twenty years.

         On February 2, 1996, the Company acquired all of the issued share capital of Astron Group Limited, a private limited company incorporated in the Hong Kong who is a manufacturer of circuit boards used in electronics and telecommunications, for a consideration of $45.6 million by way of cash; issuance of 238,864 Ordinary Shares and $10 million of Ordinary Shares of the Company on June 30, 1998; and the issuance of promissory notes bearing interest at 8%. The Company will pay an earnout of up to $12.5 million contingent upon Astron meeting certain pre-tax profit for calendar year 1996, and, in addition, to the $45.6 million the Company has included $3.125 million of the earnout as part of the purchase consideration. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets and liabilities assumed based upon their estimated fair market values at the date of acquisition. The valuation of Astron's In-process research & development was determined by an independent corporate valuation firm to be between $31 million to 37 million, and the Company has written off $31.6 million in the consolidated financial statements this year. An amount of $250,000 was allocated to intangibles which are being amortized on a straight line basis over their estimated useful life of three years.

         The Company has entered into consulting agreements with the former Chairman of Astron, which provide for an annual fee, plus a $15 million payment to be made and expensed on June 30, 1998 subject to certain terms and conditions to be met, which include continuation of employment and non-competition clauses.

         The consolidated financial statements contain the results of the acquired companies from the date of acquisition.

         The following unaudited proforma information of the Company reflects the results of operations for the year ended March 31, 1995 and 1996 as if the acquisitions of Assembly & Automation (Electronics) Limited and Astron Group Limited had occurred as of April 1, 1994 and after giving effect to certain adjustments including amortizing of intangibles and goodwill. The unaudited proforma information is based on acquired entities' results of operations for the years ended December 31, 1994 and 1995 as the fiscal year end of these entities and the rest of the group are non co-terminus. These proforma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place at April 1, 1994 or of operating results which may occur in the future.

(in thousands, except per share data unaudited)
Year ended March 31,                 1995        1996
- -----------------------------------------------------
Net Sales                        $273,872    $466,039
Net income/(loss)                (28,017)      13,413
Net income/(loss) per share        (2.26)        1.00

PREVIOUS YEARS

In January 1995, the Company acquired nCHIP by the issuance of 2,104,602 ordinary shares of S$0.01 par value each, in exchange for all of the outstanding capital of nCHIP. In addition, outstanding nCHIP employee stock options were converted into options to purchase approximately 345,389 of the Company's ordinary shares. The transaction was accounted for as a pooling of interests and therefore, all prior period financial statements presented have been restated as if the acquisition took place at the beginning of such periods.

         nCHIP has a calendar year end and, accordingly, the nCHIP statement of income for the year ended December 31, 1993 have been combined with the Company's statement of income for the fiscal years ended March 1994. Effective April 1, 1994 nCHIP's fiscal year end has been changed from December 31 to March 31 to conform to the Company's fiscal year-end. Accordingly, nCHIP's operations for the three months ended March 31, 1994 including net sales of $ 2,302,218 and net loss of $ 595,868 have been excluded from consolidated results and have been reported as an adjustment to the April 1, 1994 consolidated retained earnings.

         Separate results of operations for the period prior to the acquisition are as follows:

                                            Unaudited
                            Fiscal year   nine months
                                  ended         ended
                               March 31   December 31
(in thousands)                     1994          1994
- -----------------------------------------------------
Net sales
     Company                $   122,948   $   163,249
                            -------------------------
     nCHIP                        8,397         7,623
                            =========================
     Combined               $   131,345   $   170,872
Net income
     Company                $     2,896   $     7,626
                            -------------------------
     nCHIP                         (745)       (3,400)
                            =========================
     Combined               $     2,151   $     4,226
Other changes in
   shareholders' equity
     Company                $    50,098   $      (144)
     nCHIP                            9         5,287
                            -------------------------
     Combined               $    50,107   $     5,143
                            =========================

         As of December 20, 1994, the Company had a 49% interest in FlexTracker and accounted for this investment using the equity method. On December 30, 1994, the Company acquired the net assets (except the $1.0 million loan made by the joint venture partner, HTS, to FlexTracker) for approximately $3.3 million.

         On March 1, 1994, the Company acquired all of the outstanding stock of Relevant, a company that provides high value-added, high quality, just-in-time manufacturing services to original equipment manufacturers in the computer and electronics industry, for approximately $4.0 million. The transaction has been accounted for under the purchase method, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. Such allocation has been based on the valuation by an independent corporate valuation firm. The excess of the purchase price over the fair market value of the net tangible assets acquired aggregated approximately $2.4 million and are being amortized on a straight-line basis over their estimated useful life of twenty-five years.

         The operating results of Relevant are included in the Company's consolidated results of operations from the date of acquisition.

         The following unaudited pro forma information of the Company reflects the results of operations for the years ended March 31, 1994 and 1995 as if the acquisitions of nCHIP, the net assets and business of Flextracker and Relevant had occured as of April 1, 1993 and after giving effect to certain adjustments including amortization of intangibles and goodwill. The unaudited pro forma information is based on certain acquired entities' results of operations for the years ended December 31, 1993 and 1994 as the fiscal year end of these entities and the rest of the group are not co-terminus. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually took place at April 1, 1993 or of operating results which may occur in the future.

(in thousands, except per share data unaudited)
Year ended March 31,                        1994       1995
- -----------------------------------------------------------
Net Sales                              $ 155,349  $ 255,733
Net income before Extraordinary Gain          92      4,301
Net income after Extraordinary Gain          508      4,301
Net income per share                        0.07       0.36

Flextronics International Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


14. SEGMENT REPORTING

The Company operates in one primary business segment - providing sophisticated electronics assembly and turnkey manufacturing services to a select group of original equipment manufacturers engaged in the computer, medical, consumer electronics and communications industries. Sales to major customers who accounted for more than 10% of net sales were as follows:

March 31,                      1994     1995     1996
- -----------------------------------------------------
CUSTOMER
Visioneer                      0.44%    1.70%   13.14%
Lifescan                       22.8%    20.1%   14.10%
IBM                            14.4%     7.7%    2.80%
Global Village                   --     4.50%   10.50%

         Sales for similar classes of products within the Company's business segment is presented below (in thousands):

March 31,
(in thousands)                                  1994          1995          1996
- --------------------------------------------------------------------------------
PRODUCT TYPE
Medical                                     $ 30,076      $ 49,152      $ 78,322
Computer, computer peripherals
   & telecommunication                        64,865       120,818       285,881
Industrial                                        --            --         9,664
Consumer products                             15,792        47,515        23,858
MCMs                                           8,397        11,847        19,817
Disk drive/tape drive                          4,331            --            --
Others                                         7,884         8,054        30,804
                                            ------------------------------------
                                            $131,345      $237,386      $448,346
                                            ====================================

         A summary of the Company's operations by geographical area for the three years ended March 31, 1994, 1995 and 1996 was as follows (in thousands):

March 31,
(in thousands)                               1994           1995           1996
- -------------------------------------------------------------------------------
Net Sales:
   Singapore:
    Unaffiliated customers
       Domestic                         $  29,151      $   3,596      $     653
       Export                                  --          7,358          9,277
    Intercompany                           32,849         67,572         77,899
                                        ---------------------------------------
                                           62,000         78,526         87,829
   Hong Kong/China and Malaysia:
    Unaffiliated customers
      Domestic                              6,452         17,757         11,838
      Export                               83,668        158,169        204,850
    Intercompany                           21,415         29,356         60,780
                                        ---------------------------------------
                                          111,535        205,282        277,468
   USA/UK:
      Unaffiliated customers
         Domestic                          12,074         50,506        207,961
         Export                                --             --         13,767
      Intercompany                             --             --             27
                                        ---------------------------------------
                                           12,074         50,506        221,755
   Eliminations                           (54,264)       (96,928)      (138,706)
                                        ---------------------------------------
                                        $ 131,345      $ 237,386      $ 448,346
                                        =======================================
Income (loss) from operations:
   Singapore                            $     553      $      90      $ (27,674)
    Hong Kong/China and
      Malaysia                              2,913         11,392         12,843
    USA/UK                                    369         (1,275)         3,056
                                        ---------------------------------------
                                        $   3,835      $  10,207      $ (11,775)
                                        =======================================
Identifiable assets:
   Singapore                            $  46,115      $  23,426      $  31,998
   Hong Kong/China and
    Malaysia                               49,956         66,315         97,977
   USA/UK                                   7,058         26,376         84,613
                                        ---------------------------------------
                                        $ 103,129      $ 116,117      $ 214,588
                                        =======================================

         Geographic revenue transfers are based on selling prices to unaffiliated companies, less discounts. Income (loss) from operations is net sales less operating expenses, goodwill amortization and provision for plant closings, but prior to interest or other expenses and income taxes.

         The Company's subsidiaries, with the exception of Astron Group Limited, are interdependent and are not managed for stand alone results. Certain operational functions for the entire Company, such as marketing and administration, may be carried out by a subsidiary in one country. In addition, the Company may from time to time shift responsibilities from a subsidiary in one country to a subsidiary in another country, thereby changing the operating results of the impacted subsidiaries but not the Company as a whole. For these reasons, the Company believes that changes in results of operations in the individual countries in which it operates are not necessarily reflective of material changes in the Company's overall results.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders Flextronics International Ltd.

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd., as of March 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with U.S. Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flextronics International Ltd. at March 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with U.S. Generally Accepted Accounting Principles.


ERNST & YOUNG

Singapore
May 13, 1996

Flextronics International Ltd.

CORPORATE DIRECTORY

OFFICERS
Michael E. Marks
Chairman of the Board and
Chief Executive Officer

Tsui Sung Lam
President, Chief Operating Officer
and Director

Dennis P. Stradford
Senior Vice President

Goh Chan Peng
Chief Financial Officer

Hans D. Nilsson
Managing Director, Europe

Teo Buck Song
Vice President, Purchasing

Michael McNamara
Vice President, Flextronics International and President, U.S. Operations

Bruce McWilliams
Vice President, Flextronics International and President of nCHIP

Stephen Rees
Chairman, Astron Group Ltd.

[PHOTO]
(Clockwise, back to front:) Dennis Stradford, Ash Bhardwaj, Stephen Rees, S.L. Tsul, B.S.
Teo, C.P. Goh, Michael Marks, Michael McNamara,
Hans Nilsson, Bruce McWilliams.

DIRECTORS
Robert R.B. Dykes
Bernard J. Lacroutte
Tsui  Sung Lam
Michael E. Marks
Michael Moritz
Stephen J.L. Rees
Andrew W. Russell
Richard L. Sharp

WESTERN HEMISPHERE HEADQUARTERS
Flextronics International Ltd.
2241 Lundy Avenue
San Jose, CA 95131
U.S.A.
Tel: +1.408.428.1300
Fax: +1.408.428.0420

EASTERN HEMISHPERE HEADQUATERS
Flextronics International Ltd.
514 Chai Chee Lane
#04-13
Bedok Industrial Estate
Singapore 469029
Tel: +65.449.5255
Fax: +65.448.6040

WORLDWIDE FACILITIES
Singapore
Doumen, People's Republic of China
Xixiang, People's Republic of China
Senai, Johore, Malyasia
Kwai Chung, Hong Kong
San Jose, California, U.S.A.
Westford, Massachusetts, U.S.A.
Richardson, Texas, U.S.A.
Wales, United kingdom

INVESTOR RELATIONS
For shareholder or investor related inquiries contact:
Investor Relations
Flextronics International
2241 Lundy Avenue
San Jose, CA 95131
U.S.A.
Tel: +1.408.383.7722
Fax: +1.408.526.9215

TRANSFER AGENT AND REGISTRAR
For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:
The First National Bank of Boston
435 Tasso Street
Suite 250
Palo Alto, CA 94301
U.S.A.
Tel: +1.415.853.1483

LEGAL COUNSEL
Brobeck, Phleger & Harrison LLP
San Francisco, California, U.S.A.

INDEPENDENT AUDITORS
Ernst & Young, Singapore

STOCK LISTING
The Company's Ordinary Shares are traded over-the-counter on the Nasdaq National Market System under the symbol FLEXF.


================================================================================

ANNUAL MEETING

The annual meeting of the shareholders will be held at 9:00 A.M. on August 15, 1996 at the Sheraton San Jose Hotel, 1810 Barber Lane, Milpitas, California 95035 U.S.A. Tel: +1.408.943.0600


                                         [LOGO] Printed on recycled paper.

                                         (C)1996 Flextronics International Ltd.
Flextronics International Ltd.           All Rights Reserved.

[FLEXTRONICS INTERNATIONAL LOGO]
FLEXTRONICS
INTERNATIONAL

2241 Lundy Avenue
San Jose, CA 95131 U.S.A.
www.flextronics.com

                                    APPENDIX


                                 ANNUAL REPORT

                         FLEXTRONICS EDGAR DESCRIPTIONS


 1.  Cover Page

         [photograph of selected items the Company manufactures for its clients]

 2.  Page   -- Shareholder letter

         [photograph of Chief Executive Officer Michael E. Marks]

 3.  Page 1

         [graphical charts depicting the Company's revenue, income and earnings per share for fiscal years 1994, 1995 and 1996]

 4.  Page 2

         [graphical chart depicting sample manufacturing programs the Company offers]

 5.  Page 3

         [photograph of selected Thermoscan, Inc. products and components]

 6.  Page 4

         [graphical chart depicting a spectrum of manufacturing technologies the Company offers]

 7.  Page 5

         [photograph of certain Palm Computing products and components]

 8.  Page 6

         [graphical chart depicting production and distribution strategies]

 9.  Page 7

         [photograph of certain Microsoft Corporation products and components]

10.  Page 8

        [map illustrating Plextronics' design and manufacturing facilities]

11.  Page 25

        [photographs of Messers. Stradford, Bhardwaj, Rees, Goh, Marks, Tsui, Nilsson, Teo, McNamara, McWilliams.]